Klondex Secures High-Calibre Mining Executive, Brent Kristof, as COO

Vancouver, BC – March 18, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) is very pleased to announce that Mr. Brent Kristof has accepted a position with the company as its Chief Operating Officer, effective April 15, 2014. Brent will lead the operations of the Company's key properties in Nevada, ensuring that mining, safety and environmental best practices are followed as we move into production. This new role at Klondex further strengthens the operations-focused team to position the company for continued growth.

Paul Huet, President and CEO stated, “Having had the opportunity to experience Brent’s leadership first hand, I am confident our operations will be in extremely capable hands. His vast technical and operational expertise is a key addition to the Klondex group as we transition into a multi-project gold and silver producer. Brent will join the executive team without missing a beat resulting from his previous experience in Northern Nevada; specifically, Brent was the General Manager of Midas from 2004 to 2006. Brent’s addition will allow me to focus on the continued growth and transformation of Klondex. On behalf of the Board of Directors and Klondex, we welcome Brent and are thrilled he is joining us as COO.”

Mr. Kristof joins Klondex with over 33 years of mining experience in technical, operations, maintenance, and leadership roles in underground and open pit mines. Brent has spent the last 13 years in senior roles for both Newmont and Barrick serving as Mine Manager and General Manager with Newmont Mining Corporation in Ontario and Nevada, and Barrick Gold Corporation in Nevada, Australia, and Papua New Guinea. Most recently, Mr. Kristof has been General Manager at the Porgera Gold Mine in Papua New Guinea, a complex, 500,000 ounces per year producer with 2,700 employees and several hundred contractors.

Brent has a Bachelor of Science in Geological Engineering from the University of Manitoba, a Business Diploma from the University of Toronto, and is a Registered Professional Engineer in the Province of Ontario. He has also served as Chairman of the Minister's National Advisory to CANMET, the Canada Centre for Mineral and Energy Technology (Mining Section).

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.